Mail Stop 3561

June 3, 2008

Zenggang Wang
China 3C Group
368 HuShu Nan Road
HangZhou City, Zhejiang Province, China 310014

      Re: China 3C Group
               Form 10-K
               Filed March 27, 2008
               File No. 000-28767

Dear Mr. Wang,

We issued comments to you on the above captioned filings on May 8, 2008. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by June 16, 2008 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by June 16, 2008, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact Ethan Horowitz at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Williamson at (202) 551-3393 or me at (202) 551-3795 with any other questions.

Sincerely,

John Reynolds
Assistant Director